Exhibit 99.1
Canadian Solar Appoints New CFO; Reiterates Financial Outlook
Ontario, Canada, October 11, 2010 — Canadian Solar Inc. (the “Company”, “we” or “Canadian Solar”) (NASDAQ: CSIQ), one of the world’s largest solar companies, today announced the appointment of Andrew Chen as Chief Financial Officer, effective immediately. Arthur Chien, who previously served as Chief Financial Officer, will continue as a special advisor to the CEO’s office until the end of the year.
The Company also reiterated its financial outlook. For 3Q10, we expect shipments of approximately 190 MW to 200 MW, with a gross margin of approximately 14.5% to 15.5%. For the full year 2010, we expect shipments to be at the mid- to the high-end of prior guidance of approximately 700 MW to 800 MW based on the Company’s current views with respect to operating and market conditions, and its current order book and customers’ forecasts, all of which are subject to change. The risks to our outlook also include changes in foreign exchange rates, products and materials pricing and the project financing environment.
Dr. Shawn Qu, Chairman and CEO remarked: “We are very pleased that we have been able to attract such a qualified candidate for this important position. Andrew’s impressive financial background and solar industry experience will make him a strong CFO and an important addition to the Canadian Solar team. I would like to thank Arthur Chien for his contributions to Canadian Solar’s success to date. We are pleased that Arthur will remain with the Company to ensure a smooth transition and we wish him continued success in the future. Canadian Solar continues to build a strong management team capable of supporting our capacity expansion, the robust demand we anticipate for our products and our ongoing development as a global solar industry leader.”
Before joining Canadian Solar, Mr. Chen served as Chief Financial Officer of ShengdaTech, Inc., a NASDAQ-listed high-tech chemical and specialty materials company, from April 2009 to September 2010. From September 2008 to March 2009, Mr. Chen served as Chief Financial Officer of Trony Solar Holdings, where he played a key role in the completion of a $45 million private equity financing with JP Morgan and Intel Capital and supported the company’s initial public offering preparations. From July 2007 to August 2008, he was the Chief Financial Officer and Vice President of China Nepstar Chain Drug Store Ltd., a NYSE-listed leading pharmacy chain in China, where he played a key role in the company’s $384 million IPO, Sarbanes Oxley implementation, SEC reporting and disclosure, and investor relations. Mr. Chen worked as the Director of Finance/CFO of YRC Worldwide China International Transportation Operations from 2006 to 2007. Between 2000 and 2006, Mr. Chen was with Honeywell International where he progressed from Senior Corporate Auditor in Morristown, New Jersey to Financial Controller of the company’s engines operations in China. Mr. Chen started his professional career at PricewaterhouseCoopers’ New York office in 1996. He is a Certified Public Accountant and holds a Master’s degree in Accountancy and an MBA in Finance from the University of Alabama at Tuscaloosa. He also has a Bachelor of Arts degree from Xiamen University, China.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Canadian Solar Inc. is one of the world’s largest solar companies. As a leading vertically integrated provider of ingot, wafer, solar cell, solar module and other solar applications, Canadian Solar designs, manufactures and delivers solar products and solar system solutions for on-grid and off-grid use to customers worldwide. With operations in North America, Europe and Asia, Canadian Solar provides premium quality, cost-effective and environmentally-friendly solar solutions to support global, sustainable development. For more information, visit www.canadiansolar.com.

Contacts:

In Canada	In the U.S.
Alex Taylor, IR Director Canadian Solar Inc. Tel: +1-519 954 2057 Fax: +1-519-954-2597 ir@canadiansolar.com	David Pasquale Global IR Partners Tel: +1-914-337-8801 csiq@globalirpartners.com
Safe Harbor/Forward-Looking Statements:
Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding the previously disclosed SEC and internal investigations as well as general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on August 19, 2010. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.